SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Mid-Con Energy Partners, LP

(Name of Issuer)

Common Units, 0.0001 par value

(Title of Class of Securities)

59560V109

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,077,961 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,077,961 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,077,961 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 8,044,061 Common Units of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), acquired on June 4, 2020, upon conversion of (i) 4,790,697 Class A Convertible Preferred Units (“Class A Preferred Units”) which were acquired on August 11, 2016, through a private transaction among the Issuer, Goff REN, Goff MCEP Holdings and Goff Foundation, and (ii) 9,281,046 Class B Convertible Preferred Units (“Class B Preferred Units”), which were acquired on January 31, 2018, through a private transaction among the Issuer, Goff REN, Goff REN II, Goff MCEP II and Goff Energy. John C. Goff is the Chief Executive Officer of Goff Capital, the sole Trustee of Goff Family Trust, the managing member and Chief Executive Officer of GFS, and the sole board member of Goff Foundation.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS Travis Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,093,061 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,093,061 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,093,061 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5% (3)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 8,044,061 Common Units of the Issuer acquired on June 4, 2020, upon conversion of (i) 4,790,697 Class A Convertible Preferred Units of the Issuer), which were acquired on August 11, 2016, through a private transaction among the Issuer, Goff REN, Goff MCEP Holdings and Goff Foundation, and (ii) 9,281,046 Class B Convertible Preferred Units, which were acquired on January 31, 2018, through a private transaction among the Issuer, Goff REN, Goff REN II, Goff MCEP II and Goff Energy. Travis Goff is the President of Goff Capital and GFS.

(2)

Includes 41,000 Phantom Units, convertible on a one for one basis into Common Units, issued under the Issuer’s Long Term Incentive Plan. Subject to certain acceleration provisions, the Phantom Units vest on the earlier of (a) the twelve (12)-month anniversary of the date of grant and (b) the date of the annual meeting of unitholders next following the date of grant.

(3)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS Goff REN Holdings, LLC 47-4391712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,616,713 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,616,713 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,616,713 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 1,616,713 Common Units of the Issuer acquired on June 4, 2020 upon conversion of (i) 1,860,465 Class A Preferred Units of the Issuer, which were acquired on August 11, 2016 through a private transaction between the Issuer and Goff REN and (ii) 784,314 Class B Preferred Units of the Issuer, which were acquired on January 31, 2018, through a private transaction between the Issuer and Goff REN.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS Goff MCEP Holdings, LLC 81-3396189
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,736,403 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,736,403 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,736,403 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 1,736,403 Common Units of the Issuer acquired on June 4, 2020 upon conversion of 2,697,674 Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between Goff MCEP Holdings and the Issuer.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS Goff MCEP II, LP 82-3200239
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,724,753 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,724,753 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,724,753 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Includes 2,724,753 Common Units of the Issuer acquired on June 4, 2020 upon the conversion of 5,098,039 Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction between the Issuer and Goff MCEP II.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS Goff Focused Energy Strategies, LP 82-2764240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,397,309 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,397,309 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,309 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Includes 1,397,309 Common Units of the Issuer acquired on June 4, 2020 upon the conversion of 2,614,379 Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction between the Issuer and Goff Energy.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS Goff Capital, Inc. 75-2662553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,744,403 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,744,403 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,744,403 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Includes 1,736,403 Common Units of the Issuer acquired on June 4, 2020 upon the conversion of 2,697,674 Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff MCEP Holdings, of which Goff Capital is the manager.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS GFS REN GP, LLC 82-1855370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,035,906 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,035,906 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,035,906 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 2,035,906 Common Units of the Issuer acquired on June 4, 2020 upon conversion of (i) 1,860,465 Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, and (ii) 1,568,628 Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction between the Issuer, Goff REN and Goff REN II of which GFS REN is the manager.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS GFS MCEP GP, LLC 82-3140560
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,724,753 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,724,753 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,724,753 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 2,724,753 Common Units of Issuer acquired on June 4, 2020 upon the conversion of 5,098,039 Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction between the Issuer and Goff MCEP II, of which GFS MCEP is the general partner.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS GFS Energy GP, LLC 82-2764077
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,397,309 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,397,309 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,397,309 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 1,397,309 Common Units of the Issuer acquired on June 4, 2020 upon the conversion of 2,614,379 Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction between the Issuer and Goff Energy, of which GFS Energy is the general partner.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS GFS Management, LLC 38-4038336
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,157,968 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,157,968 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,157,968 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 6,157,968 Common Units of the Issuer acquired on June 4, 2020 upon conversion of (i) 1,860,465 Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, and (ii) 9,281,046 Class B Preferred Units of the Issuer, which were acquired on January 31, 2018, through a private transaction among the Issuer, Goff REN, Goff REN II, Goff MCEP II, and Goff Energy. GFS Management is the managing member of each of GFS REN, GFS MCEP, and GFS Energy.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS Goff Focused Strategies LLC 81-3363076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,157,968 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,157,968 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,157,968 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0% (2)
14	TYPE OF REPORTING PERSON IA

(1)

Includes 6,157,968 Common Units of the Issuer acquired on June 4, 2020 upon conversion of (i) 1,860,465 Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, and (ii) 9,281,046 Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction among the Issuer, Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, of which GFS is the investment advisor.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS GFT Strategies, LLC 82-1794092
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,157,968 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,157,968 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,157,968 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 6,157,968 Common Units of the Issuer acquired on June 4, 2020 upon conversion of (i) 1,860,465 Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, and (ii) 9,281,046 Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction among the Issuer, Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, of which GFT is the majority equity holder of GFS, the investment advisor.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,928,271 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,928,271 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,928,271 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 7,894,371 Common Units of the Issuer acquired on June 4, 2020 upon conversion of (i) 4,558,139 Class A Preferred Units of the Issuer, which were acquired on August 11, 2016, through a private transaction between the Issuer, Goff REN and Goff MCEP Holdings, and (ii) 9,281,046 Class B Preferred Units, which were acquired on January 31, 2018, through a private transaction among the Issuer, Goff REN, Goff REN II, Goff MCEP II, and Goff Energy. Goff Family Trust is the controlling shareholder of Goff Capital and the managing member of GFT.

(2)	Based on 14,311,522 outstanding Common Units of the Issuer as reported in the Issuer’s current report on Form 10-Q dated August 14, 2020 filed with the Securities and Exchange Commission.

Item 1.	Security and Issuer.

Item 1 is amended to include the following:

This Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned on October 27, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D, filed on February 27, 2017, as amended and supplemented by Amendment No. 2 to the Schedule 13D, filed on November 17, 2017 as amended and supplemented by Amendment No. 3 to the Schedule 13D, filed on February 5, 2018, as amended and supplemented by Amendment No. 4 to the Schedule 13D, filed on November 30, 2018, as amended and supplemented by Amendment No. 5 to the Schedule 13D, filed on January 3, 2019, as amended and supplemented by Amendment No. 6 to the Schedule 13D, filed on June 8, 2020 (as amended and supplemented, collectively, this “Schedule 13D”). The address of the issuer’s office is 2431 East 61st Street, Suite 850, Tulsa, Oklahoma 74136. This Amendment No. 7 amends the Schedule 13D as specifically set forth herein. This Schedule 13D relates to the Issuer’s Class A Convertible Preferred Units (“Class A Preferred Units”) which are convertible into the Issuer’s limited partner interests (“Common Units”), Class B Convertible Preferred Units (“Class B Preferred Units”) which are convertible into the Issuer’s Common Units, and the Issuer’s Common Units.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

This statement is being filed by:

i.	Goff MCEP Holdings, LLC (“Goff MCEP Holdings”), a Texas limited liability company, with respect to the Common Units directly and beneficially owned by it;

ii.	Goff REN Holdings, LLC, (“Goff REN”), a Texas limited liability company, with respect to the Common Units directly and beneficially owned by it;

iii.	Goff REN Holdings II, LLC, (“Goff REN II”), a Texas limited liability company, with respect to the Common Units directly and beneficially owned by it;

iv.	Goff MCEP II, LP (“Goff MCEP II”), a Texas limited partnership, with respect to the Common Units directly and beneficially owned by it;

v.	Goff Focused Energy Strategies, LP (“Goff Energy”), a Texas limited partnership, with respect to the Common Units directly and beneficially owned by it;

vi.	Goff Family Foundation (“Goff Foundation”), a Texas non-profit corporation, with respect to the Common Units directly and beneficially owned by it;

vii.	Goff Family Investments, LP (“Family Investments”), a Delaware limited partnership, with respect to the Common Units directly and beneficially owned by it;

viii.

Goff Capital, Inc. (“Goff Capital”), a Texas corporation, as manager to Goff MCEP Holdings and general partner to Family Investments, with respect to the Common Units directly and beneficially owned by it;

ix.	GFS REN GP, LLC (“GFS REN”), a Texas limited liability company, as manager to Goff REN and Goff REN II, with respect to the Common Units directly and beneficially owned by it;

x.	GFS MCEP GP, LLC (“GFS MCEP”), a Texas limited liability company, as General Partner to Goff MCEP II, with respect to the Common Units directly and beneficially owned by it;

xi.	GFS Energy GP, LLC (“GFS Energy”), a Texas limited liability company, as General Partner to Goff Energy, with respect to the Common Units directly and beneficially owned by it;

xii.

GFS Management, LLC (“GFS Management”), a Texas limited liability company, as managing member of GFS REN, GFS MCEP, and GFS Energy, with respect to the Common Units directly and beneficially owned by it;

xiii.	Goff Focused Strategies LLC (“GFS”), a Texas limited liability company, as managing member of GFS Management, with respect to the Common Units directly and beneficially owned by it;

xiv.	GFT Strategies, LLC (“GFT”), a Texas limited liability company, as controlling equity holder of GFS, with respect to the Common Units directly and beneficially owned by it;

xv.

The John C. Goff 2010 Family Trust (“Goff Family Trust”), a Texas trust, as managing member of GFT and controlling shareholder of Goff Capital, with respect to the Common Units directly and beneficially owned by it;

xvi.	Travis Goff, a United States Citizen, as the President of Goff Capital and President of GFS, with respect to the Common Units directly and beneficially owned by him;

xvii.

John C. Goff, a United States Citizen, as the Chief Executive Officer of Goff Capital, as the sole trustee of Goff Family Trust, as the sole board member of Goff Foundation, and as the manager and Chief Executive Officer of GFS, with respect to the Common Units directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A.

The address of the principal office of Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Goff Foundation, Family Investments, Goff Capital, GFS REN, GFS MCEP, GFS Energy, GFS Management, GFT, GFS, Goff Family Trust, Travis Goff, and John C. Goff is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

B.	The principal business of Goff MCEP Holdings is investing in securities of the Issuer for the benefit of Goff Capital and its key employees.

C.	The principal business of Goff REN and Goff REN II is to serve as a private investment partnership of John C. Goff and a third party.

D.	The principal business of Goff Foundation is to support education in Tarrant County, Texas through grants.

E.	The principal business of Family Investments is to manage investments for a single family.

F.	The principal business of Goff MCEP II is investing in securities of the Issuer for the benefit of John C. Goff and other third parties.

G.	The principal business of Goff Energy is investing in securities of the Issuer for the benefit of a third party.

H.	The principal business of Goff Capital is serving as general partner to Goff MCEP Holdings.

I.	The principal business of GFS REN is to serve as a manager for an investment fund.

J.	The principal business of GFS MCEP is to serve as a general partner for an investment fund.

K.	The principal business of GFS Energy is to serve as a general partner for an investment fund.

L.	The principal business of GFS Management is to serve as a manager of investment funds.

M.	The principal business of GFS is investment advisor.

N.	The principal business of GFT is to serve as a manager of investment funds.

O.	The principal business of Goff Family Trust is to manage investments for a single family and serve as the managing member of GFT.

P.	The principal occupation of Travis Goff is serving as the President of Goff Capital and as President of GFS.

Q.

The principal occupation of John C. Goff is serving as Chief Executive Officer of Goff Capital, as trustee of Goff Family Trust, as the sole board member of Goff Foundation, as the manager and Chief Executive Officer of GFS, and as an asset manager in real estate and private equity.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to include the following:

On June 4, 2020, the Issuer informed the Reporting Persons that, effective immediately, each (i) Class A Preferred Unit had converted into 0.6436667 Common Units and (ii) each Class B Preferred Unit had converted in to 0.5344706 Common Units (the “Conversion”). Prior to the Conversion, Goff MCEP Holdings, Goff MCEP II, Goff REN, Goff REN II, Goff Energy, and Goff Foundation each held Class A Preferred Units and/or Class B Preferred Units. The Common Units purchased by each of Goff Family Trust and Family Investments were purchased with working capital in open market purchases. The aggregate purchase price of the 1,736,403 Common Units beneficially owned by Goff MCEP Holdings is approximately $5,800,000.00. The aggregate purchase price of 2,724,753 Common Units beneficially owned by Goff MCEP II is approximately $7,800,000.00. The aggregate purchase price of 1,616,713 Common Units beneficially owned by Goff REN is approximately $5,200,000.00. The aggregate purchase price of 419,193 Common Units beneficially owned by Goff REN II is approximately $1,200,000.00. The aggregate purchase price of 1,397,309 Common Units beneficially owned by Goff Energy is approximately $4,000,000.00. The aggregate purchase price of 149,690 Common Units beneficially owned by Goff Foundation is approximately $500,000.00. The aggregate purchase price of the 25,900 Common Units beneficially owned by Goff Family Trust is approximately $385,867.20, including brokerage commissions. The aggregate purchase price of the 8,000 Common Units beneficially owned by Family Investments is approximately $120,340.80, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The securities covered by this Schedule 13D were acquired for investment purpose.

On June 4, 2020, the Reporting Persons, after discussions with the Issuer’s management and the board of directors, agreed to participate in the strategic recapitalization transaction whereby the Issuer agreed to, among other things, implement certain corporate governance reforms in exchange for the Reporting Persons’ consent to convert their Class A Preferred Units and Class B Preferred Units to Common Units. As part of the corporate governance reforms, Travis Goff was appointed to the Issuer’s board of directors.

The Reporting Persons hold a substantial position in the Issuer with the intent to influence the Issuer’s management and operations. In October 2020, the Reporting Persons, other than Travis Goff, were approached by the members of the conflicts committee of the board of directors of the Issuer (the “Conflicts Committee”), to discuss a potential strategic transaction with Contango Oil & Gas Company (the “Strategic Transaction”). Following discussion with the Conflicts Committee, the Reporting Persons, other than Travis Goff who did not participate in the discussions, expressed support for the Strategic Transaction. On October 25, 2020, the Reporting Persons, at the request of the Conflicts Committee, executed a Voting and Support Agreement which generally requires the reporting persons vote in favor of the Strategic Transaction. The Strategic Transaction was announced in a joint press release on October 26, 2020.

Except as disclosed above, none of the Reporting Persons currently has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Preferred Units reported owned by each person named herein is based upon 14,311,522 Common Units outstanding as of August 10, 2020, which is the total number of Common Units outstanding as reported in the 10-Q filed with the Securities and Exchange Commission on August 14, 2020.

A.	Goff MCEP Holdings

i.	As of close of business on October 27, 2020, Goff MCEP Holdings beneficially owned 1,736,403 Common Units.

Percentage: 12.1%

ii.	Powers

1.	Sole power to vote or direct vote: 1,736,403

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 1,736,403

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff MCEP Holdings has not entered into any transactions in the Common Units during the past sixty days.

B.	Goff REN

i.	As of close of business on October 27, 2020, Goff REN beneficially owned 1,616,713 Common Units.

Percentage: 11.3%

ii.	Powers

1.	Sole power to vote or direct vote: 1,616,713

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 1,616,713

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff REN has not entered into any transactions in the Common Units during the past sixty days.

C.	Goff Foundation

i.	As of close of business on October 27, 2020, Goff Foundation beneficially owned 149,690 Common Units.

Percentage: 1.0%

ii.	Powers

1.	Sole power to vote or direct vote: 149,690

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 149,690

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff Foundation has not entered into any transactions in the Common Units during the past sixty days.

D.	Goff REN II

i.	As of close of business on October 27, 2020, Goff REN II beneficially owned 419,193 Common Units.
Percentage:	2.9%

ii.	Powers

1.	Sole power to vote or direct vote: 419,193

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 419,193

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff REN II has not entered into any transactions in the Common Units during the past sixty days.

E.	Goff MCEP II

i.	As of close of business on October 27, 2020, Goff MCEP II beneficially owned 2,724,753 Common Units.
Percentage:	19.0%

ii.	Powers

1.	Sole power to vote or direct vote: 2,724,753

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 2,724,753

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff MCEP II has not entered into any transactions in the Common Units during the past sixty days.

F.	Goff Energy

i.	As of close of business on October 27, 2020, Goff Energy beneficially owned 1,397,309 Common Units.
Percentage:	9.8%

ii.	Powers

1.	Sole power to vote or direct vote: 1,397,309

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 1,397,309

4.	Shared power to dispose or direct the disposition: 0

iii.	Goff Energy has not entered into any transactions in the Common Units during the past sixty days.

G.	Family Investments

i.	As of close of business on October 27, 2020, Family Investments beneficially owned 8,000 Common Units.
Percentage:	0.1%

ii.	Powers

1.	Sole power to vote or direct vote: 8,000

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 8,000

4.	Shared power to dispose or direct the disposition: 0

iii.	Family Investments has not entered into any transactions in the Common Units during the past sixty days.

H.	Goff Capital

i.

As of close of business on October 27, 2020, Goff Capital, as the manager of Goff MCEP Holdings and the general partner of Family Investments, Goff Capital may be deemed to beneficially own: (1) 1,736,403 Common Units owned by Goff MCEP Holdings, and (2) 8,000 Common Units owned by Family Investments.

Percentage:	12.2%

ii.	Powers

1.	Sole power to vote or direct vote: 1,744,403

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 1,744,403

4.	Shared power to dispose or direct the disposition: 0

iii.

Goff Capital has not entered into any transactions in the Common Units during the past sixty days. Goff MCEP Holdings has not entered into any transactions in the Common Units during the past sixty days. Family Investments has not entered into any transactions in the Common Units during the past sixty days.

I.	GFS REN

i.

As of close of business on October 27, 2020, GFS REN, as the manager of Goff REN and Goff REN II may be deemed to beneficially own: (1) 1,616,713 Common Units owned by Goff REN, and (2) 419,193 Common Units owned by Goff REN II.

Percentage:	14.2%

ii.	Powers

1.	Sole power to vote or direct vote: 2,035,906

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 2,035,906

4.	Shared power to dispose or direct the disposition: 0

iii.

GFS REN has not entered into any transactions in the Common Units during the past sixty days. Goff REN has not entered into any transactions in the Common Units during the past sixty days. Goff REN II has not entered into any transactions in the Common Units during the past sixty days.

J.	GFS MCEP

i.	As of close of business on October 27, 2020, GFS MCEP, as the general partner of Goff MCEP II may be deemed to beneficially own 2,724,753 Common Units owned by Goff MCEP II.
Percentage:	19.0%

ii.	Powers

1.	Sole power to vote or direct vote: 2,724,753

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 2,724,753

4.	Shared power to dispose or direct the disposition: 0

iii.	GFS MCEP has not entered into any transactions in the Common Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Common Units during the past sixty days.

K.	GFS Energy

i.	As of close of business on October 27, 2020, GFS Energy, as the general partner of Goff Energy may be deemed to beneficially own 1,397,309 Common Units owned by Goff Energy.
Percentage:	9.8%

ii.	Powers

1.	Sole power to vote or direct vote: 1,397,309

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 1,397,309

4.	Shared power to dispose or direct the disposition: 0

iii.	GFS Energy has not entered into any transactions in the Common Units during the past sixty days. Goff Energy has not entered into any transactions in the Common Units during the past sixty days.

L.	GFS Management

i.

As of close of business on October 27, 2020, GFS Management, as the managing manager of GFS REN, GFS MCEP, and GFS Energy may be deemed to beneficially own: (1) 1,616,713 Common Units owned by Goff REN, (2) 419,193 Common Units owned by Goff REN II, (3) 2,724,753 Common Units owned by Goff MCEP II, and (4) 1,397,309 Common Units owned by Goff Energy.

Percentage:	43.0%

ii.	Powers

1.	Sole power to vote or direct vote: 6,157,968

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 6,157,968

4.	Shared power to dispose or direct the disposition: 0

iii.

GFS Management has not entered into any transactions in the Common Units during the past sixty days. GFS REN has not entered into any transactions in the Common Units during the past sixty days. GFS MCEP has not entered into any transactions in the Common Units during the past sixty days. GFS Energy has not entered into any transactions in the Common Units during the past sixty days. Goff REN has not entered into any transactions in the Common Units during the past sixty days. Goff REN II has not entered into any transactions in the Common Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Common Units during the past sixty days. Goff Energy has not entered into any transactions in the Common Units during the past sixty days.

M.	GFS

i.

As of close of business on October 27, 2020, GFS, as the managing manager of GFS Management, may be deemed to beneficially own: (1) 1,616,713 Common Units owned by Goff REN, (2) 419,193 Common Units owned by Goff REN II, (3) 2,724,753 Common Units owned by Goff MCEP II, and (4) 1,397,309 Common Units owned by Goff Energy.

Percentage:	43.0%

ii.	Powers

1.	Sole power to vote or direct vote: 6,157,968

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 6,157,968

4.	Shared power to dispose or direct the disposition: 0

iii.

GFS has not entered into any transactions in the Common Units during the past sixty days. GFS Management has not entered into any transactions in the Common Units during the past sixty days. GFS REN has not entered into any transactions in the Common Units during the past sixty days. GFS MCEP has not entered into any transactions in the Common Units during the past sixty days. GFS Energy has not entered into any transactions in the Common Units during the past sixty days. Goff REN has not entered into any transactions in the Common Units during the past sixty days. Goff REN II has not entered into any transactions in the Common Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Common Units during the past sixty days. Goff Energy has not entered into any transactions in the Common Units during the past sixty days.

N.	GFT

i.

As of close of business on October 27, 2020, GFT, as the controlling equity holder of GFS, may be deemed to beneficially own: (1) 1,616,713 Common Units owned by Goff REN, (2) 419,193 Common Units owned by Goff REN II, (3) 2,724,753 Common Units owned by Goff MCEP II, and (4) 1,397,309 Common Units owned by Goff Energy.

Percentage:	43.0%

ii.	Powers

1.	Sole power to vote or direct vote: 6,157,968

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 6,157,968

4.	Shared power to dispose or direct the disposition: 0

iii.

GFT has not entered into any transactions in the Common Preferred Units during the past sixty days. GFS has not entered into any transactions in the Common Units during the past sixty days. GFS Management has not entered into any transactions in the Common Units during the past sixty days. GFS REN has not entered into any transactions in the Common Units during the past sixty days. GFS MCEP has not entered into any transactions in the Common Units during the past sixty days. GFS Energy has not entered into any transactions in the Common Units during the past sixty days. Goff REN has not entered into any transactions in the Common Units during the past sixty days. Goff REN II has not entered into any transactions in the Common Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Common Units during the past sixty days. Goff Energy has not entered into any transactions in the Common Units during the past sixty days.

O.	Goff Family Trust

i.

As of close of business on October 27, 2020, Goff Family Trust, as the managing member of GFT and controlling shareholder of Goff Capital, may be deemed to beneficially own: (1) 1,736,403 Common Units owned by Goff MCEP Holdings, (2) 1,616,713 Common Units owned by Goff REN, (3) 419,193 Common Units owned by Goff REN II, (4) 2,724,753 Common Units owned by Goff MCEP II, (5) 1,397,309 Common Units owned by Goff Energy, (6) 8,000 Common Units owned by Family Investments, and (7) 25,900 Common Units owned by Goff Family Trust directly.

Percentage:	55.4%

ii.	Powers

1.	Sole power to vote or direct vote: 7,928,271

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 7,928,271

4.	Shared power to dispose or direct the disposition: 0

iii.

Goff Family Trust has not entered into any transactions in the Common Units during the past sixty days. GFT has not entered into any transactions in the Common Units during the past sixty days. GFS has not entered into any transactions in the Common Units during the past sixty days. GFS Management has not entered into any transactions in the Common Units during the past sixty days. GFS REN has not entered into any transactions in the Common Units during the past sixty days. GFS MCEP has not entered into any transactions in the Common Units during the past sixty days. GFS Energy has not entered into any transactions in the Common Units during the past sixty days. Goff REN has not entered into any transactions in the Common Units during the past sixty days. Goff REN II has not entered into any transactions in the Common Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Common Units during the past sixty days. Goff Energy has not entered into any transactions in the Common Units during the past sixty days. Family Investments has not entered into any transactions in the Common Units during the past sixty days.

P.	Travis Goff

i.

As of close of business on October 27, 2020, Travis Goff, as president of Goff Capital, president of GFS, and president of Goff Foundation, may be deemed to beneficially own: (1) 1,736,403 Common Units owned by Goff MCEP Holdings, (2) 1,616,713 Common Units owned by Goff REN, (3) 419,193 Common Units owned by Goff REN II, (4) 2,724,753 Common Units owned by Goff MCEP II, (5) 1,397,309 Common Units owned by Goff Energy, (6) 149,690 Common Units owned by Goff Foundation, (7) 8,000 Common Units owned by Family Investments, and (8) 41,000 Phantom Units, convertible on a one for one basis into Common Units, owned directly.

Percentage:	56.5%

ii.	Powers

1.	Sole power to vote or direct vote: 8,093,061

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 8,093,061

4.	Shared power to dispose or direct the disposition: 0

iii.

On October 23, 2020, Travis Goff received an equity award of 41,000 Phantom Units, convertible on a one for one basis into Common Units, issued under the Issuer’s Long Term Incentive Plan. Subject to certain acceleration provisions, the Phantom Units vest on the earlier of (a) the twelve (12)-month anniversary of the date of grant and (b) the date of the annual meeting of unitholders next following the date of grant. GFT has not entered into any transactions in the Common Units during the past sixty days. GFS has not entered into any transactions in the Common Units during the past sixty days. GFS Management has not entered into any transactions in the Common Units during the past sixty days. GFS REN has not entered into any transactions in the Common Units during the past sixty days. GFS MCEP has not entered into any transactions in the Common Units during the past sixty days. GFS Energy has not entered into any transactions in the Common Units during the past sixty days. Goff REN has not entered into any transactions in the Common Units during the past sixty days. Goff REN II has not entered into any transactions in the Common Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Common Units during the past sixty days. Goff Energy has not entered into any transactions in the Common Units during the past sixty days. Goff Foundation has not entered into any transactions in the Common Units during the past sixty days. Goff MCEP Holdings has not entered into any transactions in the Common Units during the past sixty days. Family Investments has not entered into any transactions in the Common Units during the past sixty days.

Q.	John C. Goff

i.	As of close of business on October 27, 2020, John C. Goff, as trustee of Goff Family Trust, Chief Executive Officer of Goff Capital, the sole board member of Goff Foundation, and the Chief

Executive Officer and managing member of GFS, may be deemed to beneficially own: (1) 1,736,403 Common Units owned by Goff MCEP Holdings, (2) 1,616,713 Common Units owned by Goff REN, (3) 419,193 Common Units owned by Goff REN II, (4) 2,724,753 Common Units owned by Goff MCEP II, (5) 1,397,309 Common Units owned by Goff Energy, (6) 149,690 Common Units owned by Goff Foundation. (7) 8,000 Common Units owned by Family Investments, and (8) 25,900 Common Units owned by Goff Family Trust.
Percentage:	56.4%

ii.	Powers

1.	Sole power to vote or direct vote: 8,077,961

2.	Shared power to dispose or direct the disposition: 0

3.	Sole power to dispose or direct the disposition: 8,077,961

4.	Shared power to dispose or direct the disposition: 0

iii.

John C. Goff has not entered into any transactions in the Common Units during the past sixty days. Goff Family Trust has not entered into any transactions in the Common Units during the past sixty days. GFT has not entered into any transactions in the Common Units during the past sixty days. GFS has not entered into any transactions in the Common Units during the past sixty days. GFS Management has not entered into any transactions in the Common Units during the past sixty days. GFS REN has not entered into any transactions in the Common Units during the past sixty days. GFS MCEP has not entered into any transactions in the Common Units during the past sixty days. GFS Energy has not entered into any transactions in the Common Units during the past sixty days. Goff REN has not entered into any transactions in the Common Units during the past sixty days. Goff REN II has not entered into any transactions in the Common Units during the past sixty days. Goff MCEP II has not entered into any transactions in the Common Units during the past sixty days. Goff Energy has not entered into any transactions in the Common Units during the past sixty days. Goff Foundation has not entered into any transactions in the Common Units during the past sixty days. Goff MCEP Holdings has not entered into any transactions in the Common Units during the past sixty days. Family Investments has not entered into any transactions in the Common Units during the past sixty days.

As manager of Goff MCEP Holdings and general partner of Family Investments, Goff Capital may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff MCEP Holdings and Family Investments Common Units. Goff Capital disclaims beneficial ownership of Common Units held by Goff MCEP Holdings, except to the extent of its pecuniary interest therein.

As manager of Goff REN and Goff REN II, GFS REN may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff REN and Goff REN II Common Units. GFS REN disclaims beneficial ownership of the Common Units held by Goff REN and Goff REN II, except to the extent of its pecuniary interest therein.

As general partner of Goff MCEP II, GFS MCEP may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff MCEP II Common Units. GFS MCEP disclaims beneficial ownership of the Common Units held by Goff MCEP II, except to the extent of its pecuniary interest therein.

As general partner of Goff Energy, GFS Energy may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of Goff Energy Common Units. GFS Energy disclaims beneficial ownership of the Common Units held by Goff Energy, except to the extent of its pecuniary interest therein.

As managing member of GFS REN, GFS MCEP and GFS Energy, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN, Goff

REN II, Goff MCEP II, and Goff Energy Common Units. GFS Management disclaims beneficial ownership of the Common Units held by Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN, Goff REN II, Goff MCEP II, and Goff Energy Common Units. GFS disclaims beneficial ownership of the Common Units held by Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff REN, Goff REN II, Goff MCEP II, and Goff Energy Common Units. GFT disclaims beneficial ownership of the Common Units held by Goff REN, Goff REN II, Goff MCEP II, and Goff Energy, except to the extent of its pecuniary interest therein.

As managing member of GFT and controlling shareholder of Goff Capital, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Goff Family Trust and Family Investments Common Units. Goff Family Trust disclaims beneficial ownership of the Common Units held by Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Goff Family Trust, and Family Investments except to the extent of its pecuniary interest therein.

As president of Goff Capital, GFS, and Goff Foundation, Travis Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Family Investments, and Goff Foundation Common Units. Travis Goff disclaims beneficial ownership of the Common Units held by Goff MCEP Holdings, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Family Investments, and Goff Foundation except to the extent of its pecuniary interest therein.

As Chief Executive Officer of Goff Capital, as sole trustee of Goff Family Trust, as managing member and Chief Executive Officer of GFS, and as the sole board member of Goff Foundation, John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) Goff MCEP Holdings, Goff Foundation, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Goff Family Trust and Family Investments Common Units. John C. Goff disclaims beneficial ownership of the Common Units held by Goff MCEP Holdings, Goff Foundation, Goff REN, Goff REN II, Goff MCEP II, Goff Energy, Goff Family Trust, and Family Investments except to the extent of its pecuniary interest therein.

No person other than the persons disclosed in this Schedule 13D are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A or B Preferred Units or the Common Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

The Reporting Persons, other than Travis Goff, have entered into a Voting and Support Agreement with the Issuer and Contango Oil & Gas Co., which generally requires the subject Reporting Persons vote in favor of the Strategic Transaction.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is amended by the replacement of the following:

Exhibit 1	Voting and Support Agreement, dated October 25, 2020, by and among Mid-Con Energy Partners, LP and the Purchasers named therein, including Goff MCEP Holdings, GFS MCEP, Goff MCEP II, Goff Family Trust, Goff REN, GFS REN, GFT, GFS, GFS Management, Family Investments, Goff Capital, Goff Energy, GFS Energy, Fred N. Reynolds, and John C. Goff.

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    October 27, 2020

John C. Goff		Goff Capital, Inc.

By:	/s/ John C. Goff	By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFS REN GP, LLC
Goff REN Holdings, LLC			By: its Managing Member, GFS Management, LLC
	By: its Manager, GFS REN GP, LLC		By: its Managing Member, Goff Focused Strategies LLC
By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer		John C. Goff, Chief Executive Officer

Goff MCEP Holdings, LLC		GFS MCEP GP, LLC
	By: its Manager, Goff Capital, Inc.		By: its Managing Member, GFS Management, LLC
By: its Managing Member, Goff Focused Strategies LLC
By:	/s/ John C. Goff
	John C. Goff, President	By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer
Goff MCEP II, LP
	By: its General Partner, GFS MCEP GP, LLC	GFS Energy GP, LLC
By: its Managing Member, GFS Management, LLC
By:	/s/ John C. Goff		By: its Managing Member, Goff Focused Strategies LLC
John C. Goff, Chief Executive Officer

		By:	/s/ John C. Goff
Goff Focused Energy Strategies, LP			John C. Goff, Chief Executive Officer
By: its General Partner, GFS Energy GP, LLC
Travis Goff
By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer	By:	/s/ Travis Goff

GFS Management, LLC
By: its managing member, Goff Focused Strategies LLC
By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

Goff Focused Strategies LLC

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

GFT Strategies, LLC
By: its controlling equity holder, John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Trustee

John C. Goff 2010 Family Trust

By:	/s/ John C. Goff
John C. Goff, Trustee

Goff Family Investments, LP
By: its General Partner, Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer